Troutman Pepper Hamilton Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 troutman.com

September 13, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Tyler Howes and Dorrie Yale

Re:	Neptune Wellness Solutions Inc.

Registration Statement on Form S-3

Filed August 25, 2022

File No. 333-267070

Ladies and Gentlemen:

On behalf of our client, Neptune Wellness Solutions Inc. (the “Company”), we submit this letter in response to the comment from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated September 8, 2022 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-3 (File No. 333-267070) filed August 25, 2022 (the “Registration Statement”).

Based on a recent announcement by the Staff, we have not mailed to the Commission’s offices any courtesy copies of this response letter. Should you desire for us to do so, please advise.

For ease of reference, the text of the Staff’s comment is reproduced in italics in this letter, with the response of the Company immediately following the comment.

Registration Statement on Form S-3 filed August 25, 2022

General

1.

We note that you are incorporated in Canada with your principal executive offices located in Quebec. We also note that you are no longer considered a foreign private issuer and have recently commenced filing reports required for a domestic registrant. In this regard, General Instruction I.A.5 of Form S-3 states that foreign issuers which file the same reports with the Commission under Section 13(a) or 15(d) of the Exchange Act as those required for a domestic registrant may use Form S-3 even though it does not meet the provisions of General Instruction I.A.1. Please provide us with your analysis explaining how you are eligible to conduct this offering on Form S-3 at this time. If you are not eligible to use Form S-3 for this offering, please withdraw this registration statement and refile on an appropriate form.

RESPONSE:

In response to the Staff’s comment, the Company respectfully requests that the Staff withdraw any objection it may have to the Company’s use of Form S-3 based upon a filing approach used by other similarly situated issuers that has been previously accepted by the Staff, which incidentally was also noted to us during a telephone call in early 2021 with Corey Jennings, Special Counsel in the Commission’s Office of International Corporate Finance. We also note that in at least two recent instances, both of which are noted below for your reference, such filing approach was used by other issuers to use Form S-3 soon after the loss of foreign private issuer status without objection by the Staff in the Office of Life Sciences.

Securities and Exchange Commission

September 13, 2022

The filing approach involves a foreign private issuer which has historically furnished to the Commission interim and annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and is Form F-3 eligible prior to losing foreign private issuer status being permitted to register on Form S-3 by (i) recasting its prior year quarterly financial statements prepared in accordance with IFRS to accounting principles generally accepted in the United States (“US GAAP”) and filing such recast quarterly financial statements on Form 8-K and (ii) filing a Form 10-K annual report with the required annual financial statements prepared in accordance with US GAAP, both in connection with the effectiveness of a Form S-3 to meet Form S-3 eligibility requirements.

The approach noted above was followed by ESSA Pharma Inc. (CIK No. 0001633932) (“ESSA Pharma”) in 2020. ESSA Pharma was a foreign private issuer, and it lost such status effective as of October 1, 2020. ESSA Pharma had an effective Form F-3 registration statement at the time of the loss of its foreign private issuer status. ESSA Pharma previously furnished its interim financial statements prepared in accordance with IFRS for the periods ended December 31, 2019, June 30, 2020 and March 31, 2020, and previously filed its required annual financial statements prepared in accordance with IFRS.

On November 25, 2020, ESSA Pharma filed two Form S-3 registration statements, one for the resale of securities and one as universal shelf registration statement. Both of these registration statements were reviewed by the Staff, and no comments related to form eligibility were issued. ESSA Pharma filed (i) a Form 8-K on December 15, 2020 with its interim financial statements prepared in accordance with US GAAP for its fiscal quarters ended December 31, 2019, June 30, 2020 and March 31, 2020, and (ii) a Form 10-K annual report on December 15, 2020 with the required annual financial statements prepared in accordance with US GAAP. Both Form S-3 registration statements filed by ESSA Pharma were declared effective by the Staff on December 29, 2020.

This approach was also followed by Acasti Pharma Inc. (CIK No. 0001444192) (“Acasti”) in 2020. Acasti was a foreign private issuer, and it lost such status effective as of April 1, 2020. Acasti had an effective Form F-3 registration statement at the time of the loss of its foreign private issuer status. Acasti previously furnished its interim financial statements prepared in accordance with IFRS for the quarters ended June 30, September 30, and December 31, 2019, and previously filed its required annual financial statements prepared in accordance with IFRS.

On June 29, 2020, Acasti filed a Form S-3 registration statement. Acasti filed (i) a Form 8-K on June 30, 2020 with its interim financial statements prepared in accordance with US GAAP for its fiscal quarters ended June 30, September 30, and December 31, 2019, and (ii) a Form 10-K annual report on June 29, 2020 with the required annual financial statements prepared in accordance with US GAAP. The Form S-3 registration statement filed by Acasti was declared effective by the Staff on July 7, 2020.

Securities and Exchange Commission

September 13, 2022

In this instance, the Company was a foreign private issuer, and it lost such status effective as of April 1, 2022. The Company previously furnished its interim financial statements prepared in accordance with IFRS for the quarters ended June 30, September 30, and December 31, 2021, and previously furnished its required annual financial statements prepared in accordance with IFRS. The Company had an effective Form F-3 registration statement at the time of the loss of its foreign private issuer status. The Company filed (i) a Form 8-K on July 25, 2022 with its interim financial statements for the quarters ended June 30, September 30, and December 31, 2021 prepared in accordance with US GAAP, and (ii) a Form 10-K annual report on July 8, 2022 with the required annual financial statements prepared in accordance with US GAAP. On August 25, 2022, the Company filed a Form S-3 registration statement.

As noted above, the Company followed the same filing approach used by other issuers to be eligible to use a Form S-3 registration statement, and the Staff did not object to use of Form S-3 by such issuers. In light of these facts and this precedent which we have cited, which is not exhaustive, the Company respectfully requests that the Staff withdraw any objection it may have to the Company’s use of Form S-3.

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Thomas M. Rose
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:	Ray Silcock, Chief Financial Officer, Neptune Wellness Solutions Inc.

Christopher Piazza, Deputy General Counsel – Corporate, Neptune Wellness Solutions Inc.